GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com
September 28, 2010
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	GATX Corporation Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 001-02328
Dear Ms. Cvrkel:
          On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated September 16, 2010, addressed to Mr. Brian A. Kenney. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.
Annual Report on Form 10-K for the year ended December 31, 2009
Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 4. Supplemental Cash Flow and Noncash Investing and Financing Transactions, page 61
Noncash Investing and Financing Transactions, page 61
1.	We note your response to prior comment 4 but are still unclear as to why the non-cash reclassification from cash and cash equivalents to other assets resulted in a $42.1 million cash flow activity within cash flows from investing activities during 2008. Please fully explain the nature of the cash activity resulting from this reclassification and include in your response when or if any proceeds were received from the liquidation. We may have further comment upon receipt of your response.
GATX owned a money market fund investment with a net book value of $42.1 million. This investment was classified as a cash equivalent as defined in ASC 305-10-20 and, as such, was included in our reported cash balances on the balance sheet and the statement of cash flows. As disclosed in our Form 10-K (see MD&A — Other Investing Activity on page 40 and Note 4 on page 61) and noted in our previous response letter to you dated August 25, 2010, the net asset value of this fund fell below one dollar per share during 2008. Trading in shares of the fund was halted and liquidation proceedings were initiated. As a result of these events, this investment no longer qualified as a cash equivalent and (i) we

Division of Corporation Finance
Securities and Exchange Commission
September 28, 2010

were required under GAAP to remove this investment from our “Cash” balances, (ii) we reclassified the investment from “Cash” to “Other Assets” and (iii) we recorded this “use of cash” (i.e., the reclassification from “Cash” to “Other Assets”) on the statement of cash flows under “Investing Activities”, which allowed our cash balances to properly roll forward and reconcile on the statement of cash flows. Thus, in effect, the reclassification was shown as a use of a portion of our previously reported “Cash” balance to acquire an investment in an illiquid money market fund. Contemporaneously with the reclassification, we recorded a $3.8 million impairment loss on the investment to adjust its carrying value to our best estimate of the ultimate recoverable amount. In 2009, we received distributions from this fund totaling $36.0 million which was also disclosed in our Form 10-K in MD&A — Other Investing Activity (on page 40) and Note 4 (on page 61).
Definitive Proxy Statement on Schedule 14A
Use of Compensation Survey Data, page 16
2.	We note your response to our prior comment . . . [ten]. Please revise your future filings to clarify your disclosure by including the explanation contained in your response letter to us regarding how you use compensation surveys to help guide your compensation decisions. In your response to this comment letter, please provide your proposed disclosure.
We will revise our future filings to clarify how we use compensation surveys to guide our compensation decisions and will include the explanation contained in our previous response letter to you dated August 25, 2010. In that regard, to the extent we continue to use this methodology, we propose to include the following revised disclosure in our future proxy statements:
          Use of Compensation Survey Data
     Our executive compensation program has been structured to provide pay opportunities comparable to the median range of opportunities provided by similarly-sized companies (which are referred to throughout the remainder of this discussion as competitive or market pay levels). Because the Company has relatively few direct peers for which relevant compensation data is available, determining competitive pay levels with precision is not possible. The Company’s human resources staff, with oversight from the Committee’s independent consultant, regularly reviews information on median pay for executives as reported in national compensation surveys published by Hewitt Associates and Towers Perrin for organizations of similar revenue size. The Company does not target compensation of named executive officers, or any portion thereof, to a specific percentile of either of the compensation surveys it reviews in any formulaic fashion. Rather, the Company uses the surveys to understand current compensation practices at similarly-sized companies in order to assist the Company to achieve its goal of having the various elements of compensation be competitive. Further, the compensation surveys are just a starting point for our compensation review process, and actual compensation decisions with respect to specific individuals are influenced by a variety of factors in addition to the surveys, including experience, tenure, skills, unique responsibilities, individual performance and the Company’s specific talent requirements.
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Division of Corporation Finance
Securities and Exchange Commission
September 28, 2010

In responding to the Division’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,
/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel, Corporate Securities